EXHIBIT 11
THE WASHINGTON POST COMPANY
and Subsidiaries
CALCULATION OF EARNINGS PER SHARE OF COMMON STOCK
(Amounts in thousands except per share data)

	Fiscal Year
	2006	2005	2004

Weighted average shares outstanding
Class A Common	1,722	1,722	1,722
Class B Common (excluding shares issuable upon exercise of stock options — accounted for below)	7,846	7,872	7,841

Shares used in computation of basic earnings per share	9,568	9,594	9,563
Add — Shares assumed issuable upon exercise of stock options and restricted stock	132	109	119
Deduct — Shares assumed to be purchased for treasury with proceeds from exercise of stock options and restricted stock	(94)	(87)	(90)

Shares used in computation of diluted earnings per common share	9,606	9,616	9,592

Net income available for common shares	$323,478	$313,363	$331,740

Basic earnings per common share	$33.81	$32.66	$34.69

Diluted earnings per common share	$33.68	$32.59	$34.59

Note:	EPS calculations may not recalculate due to rounding.